PUBLIC

[redacted]

SECl

23003075

# ANNUAL REPORTS
# FORM X-17A-5
# PART III *

| OMB APPROVAL |
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| SEC FILE NUMBER |
|---|
| 8-67403 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Setter Capital Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Bloor Street West, Suite 17000

(No. and Street)

| Toronto | Ontario | M4W 3E2 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Peter McGrath, President, | 416-964-9555 | peterm@settercap.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Clearhouse LLP

(Name – if individual, state last, first, and middle name)

| Suite 527 - 2560 Matheson Blvd. | Missisauga, | Ontario | L4W 4Y9 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 02/08/2018 | 6467 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

eversign Document Hash: ea2d3c95491b4623b86bcc9f8c6aafc3

## OATH OR AFFIRMATION

I, Peter McGrath, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Setter Capital Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANGELA VICTORIA SIGRID PLANAS NOTARY PUBLIC ONTARIO

Angela Victoria Sigrid Planas
Notary Public

Signature:

Title:
President

Sworn (or Affirmed or Declared) remotely by Peter McGrath stated as being located in Toronto, Ontario, Canada, before me in Windsor, Ontario, Canada on March 2, 2023 in accordance with O. Reg 431/20, Administering Oath or Declaration Remotely.

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

eversign Document Hash: ea2d3c95491b4623b86bcc9f8c6aafc3

# Setter Capital Inc.

**(SEC I.D. No. 8 - 67403)**

**Statement of Financial Condition and Supplementary Information**
**and**
**Report of Independent Registered Public Accounting Firm**

**As of December 31, 2022**
*(Expressed in U.S. Dollars)*

**Filed pursuant to Rule 17a(5)(e)(3) under the Securities Exchange Act of 1934**
**as a PUBLIC DOCUMENT**

**CLEARHOUSE LLP**
CHARTERED PROFESSIONAL ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director of Setter Capital Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Setter Capital Inc. as of December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Setter Capital Inc. as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Setter Capital Inc.'s management. Our responsibility is to express an opinion on Setter Capital Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Setter Capital Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, reconciliation of the computation of net capital as filed in Part IIA of Form X-17A-5, and computation for determination of reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Setter Capital Inc.'s financial statements. The supplemental information is the responsibility of Setter Capital Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Setter Capital Inc.'s auditor since 2017.

Clearhouse LLP

**Clearhouse LLP**

Mississauga, Ontario
March 1, 2023

**Setter Capital Inc.**

**Statement of Financial Condition**
*(Expressed in U.S. Dollars)*

**As of December 31, 2022**

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents *(Note 4)* | **$ 5,274,170** |
| Equity securities | **3,168,666** |
| Accounts receivable | **6,521,026** |
| Government sales taxes recoverable | **51,062** |
| Prepaid expenses and deposits | **375,306** |
| Property and equipment, (*net of accumulated depreciation of $ 367,477)* | **95,922** |
| Deferred tax assets (*Note 8*) | **1,066,185** |
| | **$ 16,552,337** |
| **Liabilities** | |
| Accounts payable and accrued liabilities *(Note 6)* | **$ 7,454,061** |
| Income tax payable | **586,733** |
| Due to shareholder *(Note 6)* | **15,334** |
| | **$ 8,056,128** |
| **Stockholder's Equity** | |
| Common stock *(Note 5)* | **81,450** |
| Accumulated retained earnings | **8,414,759** |
| | **8,496,209** |
| **Total Liability and Stockholder's Equity** | **$ 16,552,337** |

See accompanying notes to the statement of financial condition

## 1. Organization and Description of Business

Setter Capital Inc. ("Setter" or the "Company") is incorporated under the laws of the Province of Ontario. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934. Setter is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation. The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1. The Company's primary source of revenue is concession fees earned acting as an intermediary to investment banking transactions. The Company's office is in Toronto, Canada.

## 2. Summary of Significant Accounting Policies

The Company maintains its financial records in United States dollars. These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the United States of America. The significant accounting policies are as follows:

***Revenues from Contracts with Customers***

*Revenue Recognition Policy*
The Company derives its revenues primarily form concession fees. Fees are earned from successful investment banking intermediary transactions of non-registered customer investments. The fees earned are contingent upon the successful completion of the underlying transaction for which the services are rendered. As such, the Company records this revenue as earned upon successful completion of a transaction.

*Performance Obligation*
On successfully pairing a seller with a buyer and the underlying financial transaction closes. At this point the company has no further performance obligations.

*Variable Consideration*
The nature of the Company's business does not give rise to variable consideration that would otherwise decrease the transaction price which would reduce revenue.

Various economic factors affect revenue and cash flows. In substantially all revenue transactions, cash collections on concession fees earned from successful transactions are realized immediately after the transaction is consummated.

The timing of revenue recognition results in billed concession fees receivable on the statement of financial condition. The beginning and ending accounting receivable balances were as follows:

| 2022 | 2021 |
|---|---|
| $6,521,026 | $12,210,720 |

***Cash and Cash Equivalents***
Cash and cash equivalents comprise cash on deposit and other highly liquid short-term investments maintained with major financial institutions in Canada. Deposits with these institutions may exceed the amount of insurance (CAD $100,000) provided on such deposits. These deposits bear minimal credit risk as they are generally redeemable on demand.

***Equity Securities***
Equity securities are carried at fair value, with changes in fair value reported in net income. Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar instrument. Interest and dividends are included in net investment revenue.

**2. Summary of Significant Accounting Policies** (Continued)

***Accounts Receivables***
Accounts receivable consists of trade receivables for concession fees earned as an intermediary from successful investment banking transactions. The Company regularly reviews its accounts receivable for potential bad debts. The review is based on an analysis of the Company's collection experience, customer credit worthiness and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is deemed necessary at December 31, 2022.

***Depreciation***
Furniture, computer equipment and leasehold improvements are recorded at cost net of accumulated depreciation and impairment charges, if any. Depreciation on furniture and computer equipment is calculated using the declining balance method at rates sufficient to depreciate these assets over their estimated useful lives of typically three to five years. Depreciation on leasehold improvements is calculated using the straight-line method over the term of lease.

***Leases and Right-of-Use Assets***
The Company has applied ASC 842 "Lease" in accordance with the modified retrospective approach. Under this approach, the cumulative effect of applying ASC 842 "Lease" is recognized in opening retained earnings at the date of initial application (i.e. January 1, 2019). The Company analysed the impact of the transition to ASC 842 "Lease" and concluded that there were no material adjustments on the opening retained earnings and the current year financial statements.

***Income Taxes***
The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

***Foreign Currency Translation***
The Company's functional currency is the U.S. dollar as it is this currency that primarily influences the market price of concession fees earned. Monetary assets and liabilities related to foreign currency balances are translated into U.S. dollars at the exchange rates in effect at the date of the statement of financial condition. Non-monetary assets and liabilities related to foreign currency transactions and revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at the transaction dates. Realized and unrealized gains or losses resulting from foreign currency translation and transactions are included in net income for the period to which they relate.

***Use of Estimates***
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

*(Expressed in U.S. Dollars)*

## 2. Summary of Significant Accounting Policies (Continued)

***Fair Value of Equity Investments***
U.S. Generally Accepted Accounting Principles (GAAP) defines fair value, expands disclosure requirements related to fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 Quoted prices for identical instruments in active markets.

Level 2 Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

In accordance with U.S. GAAP, certain assets are required to be recorded at fair value on a recurring basis. The only assets that are adjusted to fair value on a recurring basis are investments in equity securities with readily determinable fair values. The fair values of our investments in equity securities using quoted market prices from daily exchange traded markets are based on the closing price as of the statement of financial condition date and are classified as Level 1.

## 3. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital, as defined under this Rule, not exceeding 15 to 1. Under the basic method, the Company is required to maintain minimum net capital equal to the greater of $100,000 and 6.67% of aggregate indebtedness. At December 31, 2022, the Company had net capital of approximately $8,056,129, which is in excess of the required minimum net capital of $537,075. The Company's net capital ratio of aggregate indebtedness to net capital was 1.43 to 1.

FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may neither be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits and 120% of required minimum net capital.

## 4. Cash and Cash Equivalents

The Company's cash and cash equivalents comprise of cash on deposit of $1,667,806 and highly liquid short-term investments of $3,606,364 both with a major financial institution in Canada.

## 5. Common Stock

| | | | **2022** |
|---|---|---|---|
| Authorized: | Unlimited number of Common Shares and non-voting Special Shares | | |
| Issued: | 1,000 common shares | $ | 81,450 |

## 6. Related Party Transactions and Balances

The amount due to shareholder is unsecured, non-interest bearing and due and payable on demand.

## 7. Financial Instruments

***Fair Values***
The carrying amount of cash and cash equivalents, accounts receivable, due to shareholder and accounts payable and accrued liabilities approximates their fair value due to their short-term, demand nature or imminent maturity.

***Credit Risk Management***
The Company is exposed to credit risk on its accounts receivable. The credit risk on accounts receivable is minimized as all transactions involve large well capitalized financial institutions.

***Currency Risk***
Approximately 6.4 % of Setter's revenues are denominated in Euros. Consequently, this portion of concession revenues and related accounts receivables are exposed to foreign currency exchange fluctuations. The Company pays its income, payroll and sales taxes and employee compensation and benefits in Canadian dollars, which are also exposed to foreign currency exchange fluctuations.

As at December 31, 2022, the Company had deposits of Euros $nil and Canadian dollars $2,630,899 at major Canadian financial institutions. A 5% increase in the United States dollar vis à vis the Canadian dollar will decrease net income by $97,119 assuming all other variables remain consistent.

As at December 31, 2022, the Company had trade receivables Euros of 610,525. A 5% increase in the United States dollar vis à vis the Euro will decrease net income by $32,316 assuming all other variables remain consistent.

As at December 31, 2022, the Company had accounts payable and accrued liabilities of CAD $10,069,409. A 5% increase in the United States dollar vis à vis the Canadian dollar will increase net income by $371,712, assuming all other variables remain consistent.

## 8. Income Taxes

Setter's only permanent establishment is in Canada, as such it is only subject to Canadian income taxes. In Canada, the general combined statutory federal and Ontario provincial income tax rate is 26.50%.

The Company remains open to federal and provincial examinations for fiscal years December 31, 2019 and forward.

The analysis of income tax expense and deferred tax is shown below:

| | December 31, 2022 |
|---|---|
| **Deferred tax asset** | |
| Capital assets | $ (11,530) |
| Investments | $ 1,077,715 |
| Deferred tax assets | $ 1,066,185 |

## 9. Subsequent Events

There are no subsequent events through the date the financial statements are issued that are required to be disclosed.